32

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario, Canada L8N 3J5
Telephone (905) 544-37~1; ext. 6905   Fax (905) 548-4249

September 6, 2002



<u>Exemption No. 82-3226</u>

SUPPL



SEC MAIL RECEIVED PROCESSING
SEP 1 7 2002
WASH. D.C. 155 SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Dear Sirs:

Enclosed are copies of notices sent to the Toronto Stock Exchange regarding
declaration of dividends.

Yours truly,

Urmas Soomet
Corporate Secretary

PROCESSED
P SEP 2 4 2002
THOMSON
FINANCIAL

/sl

encl.

9/19



DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario, Canada L8N 3J5
Telephone (905) 544-3761, ext. 6905   Fax (905) 548-4249

September 6, 2002



Ms. Kay Dhanraj
Publications & Information Services
The Toronto Stock Exchange
The Exchange Tower
2 First Canadian Place, 3rd Floor
Toronto, Ontario
M5X 1J2

Dear Ms. Dhanraj:

Please note that the Board of Directors today declared a dividend of $0.27 per share on each common share of the corporation outstanding as of record on the close of business on September 18, 2002 payable on October 1, 2002.

The applicable rate of non-resident withholding tax on the cash dividend on the above mentioned common stock is shown on the attached list.

Yours very truly,

Urmas Soomet
Corporate Secretary

Attachment

DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario, Canada L8N 3J5

Telephone (905) 544-3761, ext. 6905   Fax (905) 548-4249

September 6, 2002



Ms. Kay Dhanraj
Publications & Information Services
The Toronto Stock Exchange
The Exchange Tower
2 First Canadian Place, 3rd Floor
Toronto, Ontario
M5X 1J2

Gentlemen:

Please note that the Board of Directors today declared a dividend of $1.18 per share on the 4-3/4% Cumulative Redeemable Preferred Shares, Series A, payable November 1, 2002 to shareholders of record at the close of business on October 11, 2002.

The applicable rate of non-resident withholding tax on the above mentioned preferred stock is shown on the attached list.

Yours very truly,

Urmas Soomet
Corporate Secretary

/sl

Attachment